DANIEL S. LAIKIN
                               25 West 9th Street
                           Indianapolis, Indiana 46204

                                                     November  12, 1999

J2 Communications, Inc.
10850 Wilshire Boulevard, Suite 1000
Los Angeles, CA 90024
Attn:  Corporate Secretary

                  Re: Business to be brought before the Annual Meeting

Dear Sir:

         Reference is hereby made to Section 2.10 of the amended bylaws of J2 Communications, Inc. (the "Company") which was adopted by the board of directors (the "Board") of the Company and disclosed in the Company's recent filing on Form 8-K dated July 16, 1999. I am writing this letter to comply with Section
2.10 which requires shareholders of the Company to provide the Company with notice of any business to be brought before the annual meeting.

         The Company's President, James Jimirro, has agreed to take measures in order to nominate me for election as a director of the Company at the Annual Meeting of the Company to be held on January 13, 1999 or any adjournment thereto (the "Annual Meeting"). However, I am writing this letter in order to reserve my rights and comply with Section 2.10 of the bylaws of the Company enumerated above. If for any reason Mr. Jimirro is unable to arrange for my nomination, the business I desire to bring before the Annual Meeting is the nomination of myself for election as a director of the Company at the Annual Meeting . I currently beneficially own 158,700 shares of the Company's common shares, no par value ("Common Shares") held in my accounts at Securities Research and Sands Brothers. Those shares are held by U.S. Clearing and Pershing, respectively, as nominees. In addition, I may be deemed part of a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with Paul Skjodt who owns 139,800 Common Shares. I have attached further information with respect to myself as Annex 1 to this letter.

         In addition to the above matter, this letter also serves as notice to the Company that I intend to cumulate votes, as provided in Section 2.8 of the bylaws of the Company, with regard to voting for candidates in nomination for election as directors of the Company at the Annual Meeting.

                                                     Very truly yours,

                                                     /s/ Daniel S. Laikin
                                                     ----------------------
                                                     Daniel S. Laikin

                                     ANNEX 1





Name:                    Daniel S. Laikin
Age:                     37
Business                 Biltmore Homes, Inc.,  25 West 9th Street
Address:                 Indianapolis, Indiana       46204
Residence                10078 Summerlakes Drive
Address:                 Carmel, Indiana 46032


                  Set forth below is a brief description of the Nominee's business experience during the past five years, including the Nominee's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on and the Nominee's current principal occupation or employment.

                  Biltmore Homes, Inc.
                  25 West 9th Street
                  Indianapolis, Indiana       46204
                  Co-Chairman


The entity listed above is not a parent, subsidiary or other affiliate of JTWO Communications, Inc. ("JTWO"). The Nominee does not hold any positions or offices with JTWO.